KELLEY DRYE & WARREN LLP A LIMITED LIABILITY PARTNERSHIP 333 WEST WACKER DRIVE CHICAGO, ILLINOIS 60606 (312) 857-7070
NEW YORK, NY WASHINGTON, DC TYSONS CORNER, VA LOS ANGELES, CA STAMFORD, CT PARSIPPANY, NJ BRUSSELS, BELGIUM AFFILIATE OFFICES MUMBAI, INDIA		FACSIMILE (312) 857-7095 www.kelleydrye.com TIMOTHY R. LAVENDER DIRECT LINE: (312) 857-2630 EMAIL: tlavender@kelleydrye.com

June 26, 2009
Via EDGAR and facsimile

Mr. Mark Wojciechowski
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C.  20549-7010

Re:	Lifeway Foods, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 31, 2009 Form 10-Q for the Quarterly Period Ended March 31, 2009 Filed May 15, 2009 File No. 0-17363

Dear Mr. Wojciechowski:

On behalf of Lifeway Foods, Inc. (the “Company”), we acknowledge receipt of your facsimile letter dated May 28, 2009 by the Company. The Company originally intended to respond to the letter on June 26, 2009, however, the Company is requesting additional time to respond to the letter and will file its response on July 1, 2009.

Please feel free to contact me directly at (312) 857-2630 if you have any questions.

Sincerely, /s/ Timothy R. Lavender Timothy R. Lavender

TRL:dmk